Exhibit 99

     Cisneros                      EL SITIO                    Ibero-American
 Television Group                                              Media Partners
      (CTG)                                                       (IAMP)

FOR IMMEDIATE RELEASE

               CLAXSON INTERACTIVE GROUP FILES PRELIMINARY MERGER
                             PROXY/PROSPECTUS

New York, NY, Miami Beach, FL, and Buenos Aires, Argentina - January 12, 2001 - Claxson Interactive Group, the new entity to be formed from the proposed business combination of the media businesses of Ibero-American Media Partners
(IAMP), a joint venture of the Cisneros Group of Companies and Hicks, Muse, Tate & Furst Incorporated, and parent company of Cisneros Television Group, with El Sitio (Nasdaq: LCTO), today filed a preliminary proxy statement/ prospectus related to the transaction in a registration statement on Form F-4 with the Securities and Exchange Commission.

The preliminary proxy statement/prospectus is subject to SEC review, after which El Sitio will hold a special meeting of El Sitio shareholders to vote on the transaction. If approved by the El Sitio shareholders, upon completion of the transaction Claxson Interactive Group is expected to trade on the Nasdaq National Market under the new symbol "CLSN". As previously announced, El Sitio shareholders owning a majority of the outstanding El Sitio common shares have agreed to vote in favor of the combination.

Under the terms of the merger agreement, which has been approved by IAMP and the board of directors of El Sitio, each outstanding El Sitio common share will be exchanged for one new Class A common share of Claxson Interactive Group. The ownership of the combined company's shares will be: 37% by members of the Cisneros Group of Companies; 29% by funds affiliated with Hicks, Muse, Tate & Furst Incorporated; and 34% by current shareholders of El Sitio (excluding IAMP).

The parties to the transaction currently anticipate that it will be completed before the end of March 2001.

About Ibero-American Media Partners

Formed in 1998, Ibero-American Media Partners ("IAMP") is a joint venture between the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Incorporated, that acquires and develops entertainment and media content properties throughout Ibero America in pay television, broadcast television and radio, and Internet.

About Cisneros Television Group

Cisneros Television Group, a member of the Cisneros Group of Companies, is focused on the creation of entertainment brands throughout the world. CTG's holdings include Locomotion(tm), a partnership with Hearst Corporation; and Playboy TV Latin America(tm) and Spice(tm), as well as Playboy TV International, a joint venture with Playboy Enterprises, Inc. to create Playboy(tm) branded channels worldwide. In a partnership with AEI Music, CTG has created AEI Music Latin America to provide music services to pay television platforms and retailers throughout the region. CTG has also entered into a strategic alliance with ARTISTdirect to form a music portal providing music entertainment and information through an integrated network of Web sites. In addition, CTG owns eight pay TV channels in Ibero America covering the movie, music, documentary, series, educational and comedy genres. Cisneros Television Group in Argentina and the Southern Cone

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countries also distributes the successful news network Cronica, and owns one of Latin America's largest and most important film libraries.

About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. El Sitio's network was recently selected by Yahoo! Internet Life magazine as the top Latino web destination in its 2001 ranking of Internet sites.

                                   # # #

The registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not become effective. These securities may not be issued prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

For Further Information:

Cisneros Television Group
Alfredo Richard
305-894-3588
arichard@cisnerostv.com

El Sitio
Erich De la Fuente
011-5411-4339-3700 ext. 3713
edelafuente@elsitioinc.net

  Or

Jeff Majtyka/Jennifer Gery
Brainerd Communicators, Inc.
212-986-6667
majtyka@braincomm.com
gery@braincomm.com